October 18, 2016

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	REQUEST FOR ACCELERATION OF EFFECTIVENESS

Arch Therapeutics, Inc.

Registration Statement on Form S-1

File No. 333-213878

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Arch Therapeutics, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 P.M., New York City time, on Thursday, October 20, 2016, or as soon thereafter as possible on such date.

Please provide a copy of the Commission’s order declaring the Registration Statement effective to the undersigned at 235 Walnut St., Suite 6, Framingham, MA 01702. Thank you for your assistance and cooperation.

Very truly yours,

Arch Therapeutics, Inc.

/s/ Richard E. Davis

Name: Richard E. Davis

Title: Chief Financial Officer